Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-241689

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated November 2, 2020 (the “accompanying prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Copper and Gold Corporation, at 15th Floor – 1040 West Georgia Street, Vancouver, BC V6E 4H1, Telephone (604) 684-9497 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated November 2, 2020

New Issue	November 19, 2020

WESTERN COPPER AND GOLD CORPORATION

C$25,000,900

17,242,000 Common Shares at a price of C$1.45 per Common Share

This prospectus supplement of Western Copper and Gold Corporation (“Western” or the “Company”) hereby qualifies the distribution (the “Offering”) of 17,242,000 common shares of the Company (the “Offered Shares”) at a price of C$1.45 per Offered Share (the “Offering Price”). The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 19, 2020 among the Company, Cormark Securities Inc. (the “Lead Underwriter”), CIBC Capital Markets, H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC (collectively with the Lead Underwriter, the “Underwriters”). The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters. See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the NYSE American (the “NYSE American”), both under the symbol “WRN”. On November 18, 2020, the closing price of the Common Shares on the TSX and the NYSE American was C$1.52 and US$1.16 per Common Share, respectively. The Company has applied to list the Offered Shares on the TSX and the NYSE American. The TSX has conditionally approved the listing of the Offered Shares on the TSX and such listing is subject to the Company fulfilling all of the requirements of the TSX. The NYSE American has not conditionally approved the Company’s listing applications and there is no assurance that NYSE American will approve the listing application and such listing will be subject to the Company fulfilling all of the listing requirements of the NYSE American.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”) to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and Canada. This prospectus supplement does not address the Canadian tax consequences in respect of an investment in Offered Shares, and Canadian resident and non-resident prospective investors should consult their own tax advisors in this regard. The United States tax consequences for investors who are resident in, or citizens of, the United States may also not be described fully herein. Prospective investors that are resident in, or citizens of, the United States should read the tax discussion contained in this prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada applicable therein, that most of the Company’s officers and directors are residents of Canada, that most of the experts named in the prospectus supplement and the prospectus are not residents of the United States, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares involves significant risks. You should carefully read the “Risk Factors” in this prospectus supplement and the “Risk Factors” section beginning on page 9 of the accompanying prospectus and in the documents incorporated by reference herein for a discussion of certain risks that you should consider in connection with an investment in the Offered Shares.

	Public Offering Price	Underwriting Commission(1)(2)	Proceeds to the Company(2)
Per Offered Share	C$1.45	C$0.07	C$1.38
Per Offered Share (President’s List)(1)	C$1.45	C$0.04	C$1.41

Total(3)(4)	C$25,000,900	C$950,045	C$24,050,855

Notes:

(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 5.0% of the aggregate gross proceeds of the Offering), other than in respect of gross proceeds from the sale of Offered Shares to purchasers on the President’s List (as defined herein) for which the Underwriters will receive a cash fee equal to 2.5% (the “President’s List Fee”). “President’s List”, as used herein, means a list of purchasers of the Offering provided by the Company to the Underwriters accounting for a maximum of $12,000,000 of the gross proceeds raised under the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering estimated to be an aggregate of C$500,000 which will be paid from the proceeds of the Offering.
(3)

If the Over-Allotment Option (as defined herein) is exercised in full (assuming no Over-Allotment Shares are sold to purchasers on the President’s List), the gross proceeds of the Offering, Underwriters’ Fee and net proceeds to the Company (before deducting expenses of the Offering) will be approximately C$28,751,035, C$1,137,551.75 and C$27,613,483.25, respectively. This prospectus supplement and accompanying prospectus also qualify for distribution the Over-Allotment Option and the Over-Allotment Shares (as defined herein) issued pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

(4)

Assumes the gross proceeds from the sale of Offered Shares to purchasers on the President’s List is the maximum amount of $12,000,000, and accordingly, the Underwriters’ Fee is reduced by the full amount relating to the President’s List Fee.

The Company has also granted to the Underwriters an option (the “Over-Allotment Option”) exercisable, in whole or in part and from time to time, at the sole discretion of the Underwriters, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 2,586,300 Common Shares (“Over-Allotment Shares”) at the Offering Price for market stabilization purposes and to cover over-allotments, if any. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Offered Shares” include any Over-Allotment Shares issued pursuant to the Over-Allotment Option.

The following table sets out the number of securities issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum size or number of securities available	Exercise period	Exercise price
Over-Allotment Option	2,586,300 Common Shares	30 days following closing of the Offering	C$1.45 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by Miller Thomson LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to certain Canadian legal matters and by Troutman Pepper Hamilton Sanders LLP with respect to certain United States legal matters.

The Underwriters propose to offer the Offered Shares to the public initially at the price specified on the cover page of this prospectus supplement. If all of the Offered Shares are not sold at the price specified in this prospectus supplement, the Underwriters may decrease the offering price and change the other selling terms. The compensation realized by the Underwriters will decrease by the amount that the aggregate offering price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Company. See ‘‘Plan of Distribution’’.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about November 24, 2020, or such other date as may be agreed upon by the Company and the Lead underwriter (the “Closing Date”).

It is expected that the Company will arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares, except in limited circumstances. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealers from whom the Offered Shares are purchased. See “Plan of Distribution”.

The Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”.

The Company’s head office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, and its registered and records office is located at 400 – 725 Granville Street, Vancouver, British Columbia, V7Y 1G5.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus as such information is accurate only as of the date of the applicable document. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein. The Company will not make an offer of the Offered Shares in any jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. If the description of the Offered Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Company to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated by Reference”.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. The Company and the Underwriters are not making an offer of the Offered Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of that document. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Western” or the “Company” include Western Copper and Gold Corporation and each of its subsidiaries. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with Canadian National Instrument 43-101— Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act. For example, the terms “mineral reserve” and “probable mineral reserve” as used herein are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. Under Canadian rules, inferred mineral resources can only be used in economic studies as provided under NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

S-i

Accordingly, information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein that contain descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The Company’s consolidated financial statements as at December 31, 2019 and 2018 and for the years then ended and incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with IFRS, and are audited in accordance with the standards of the PCAOB. The Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2020, incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with IAS 34, consistent with IFRS standards. The selected consolidated financial data included herein has been derived therefrom. IFRS differs in some material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”) and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, financial information included or incorporated in this prospectus supplement and the accompanying prospectus may not be comparable to financial information prepared by companies in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, are presented in Canadian dollars. In this prospectus supplement and the accompanying prospectus, references to “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. On November 18, 2020, the daily rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was C$1.00 equals US$0.7655 (or C$1.3063 equals US$1.00).

S-ii

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the daily rate as reported by the Bank of Canada:

	Period from January 1, 2020 to September 30, 2020	Year Ended December 31
		2019		2018
Highest rate during period	US$0.7710	US$	0.7699	US$	0.8138
Lowest rate during period	US$0.6898	US$	0.7353	US$	0.7330
Average rate during period	US$0.7391	US$	0.7537	US$	0.7721
Rate at the end of period	US$0.7497	US$	0.7699	US$	0.7330

The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Company’s business plans, including, but not limited to, anticipated results and developments in Western’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Company’s properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral resources, the realization of mineral resource estimates, future development activities, the timing of activities, the success of exploration activities, permitting timelines, and operations of the Company currently restricted by COVID-19 related protocols. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, the Company has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for further exploration and development work on Western’s properties will be available on reasonable terms; (2) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (3) market fundamentals will result in sustained gold and copper demand and prices, and such prices will not be materially lower than those estimated by management; (4) market fundamentals will result in sustained gold and copper demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the 2020 Technical Report (as defined under “Summary – The Company”); (5) the actual nature, size and grade of its mineral resource estimates are materially consistent with the estimates reported in the supporting technical reports, including the 2020 Technical Report; (6) labor and other industry services will be available to the Company at prices consistent with internal estimates; (7) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; (8) other parties will continue to meet and satisfy their contractual obligations to the Company; and (9) that the Company will be able to successfully withstand the economic impact of the COVID-19 pandemic. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Casino Project is developed. Other material factors and assumptions are discussed throughout this prospectus supplement and, in particular, under the heading “Risk Factors”.

S-iii

Financial outlook information about potential future cash flows contained in this prospectus supplement, the accompanying prospectus or in a document incorporated by reference is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that any such financial outlook information should not be used for purposes other than for which it is disclosed.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	negative cash flow from operating activities;

•	forward-looking statements may prove to be inaccurate;

•	exploration, evaluation and development;

•	figures for the Company’s mineral resource estimates are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated;

•	employee recruitment and retention;

•	dependence on management and key personnel;

•	permitting and environmental risks and other regulatory requirements;

•	potential profitability of mineral properties depends upon factors beyond the control of the Company;

•	First Nation rights and title;

•	title to mineral properties;

•	capitalization and commercial viability;

•	critical accounting estimates and judgments;

•	general economic conditions may adversely affect the Company’s growth and profitability;

•	operating hazards and risks;

•	competition;

•	certain of the Company’s directors and officers are involved with other natural resource companies, which may create conflicts of interest from time to time; and

•	it may be difficult to anticipate the effects of the Coronavirus (COVID-19) on the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement and the Company’s annual information form dated March 18, 2020 for the year ended December 31, 2019 (the “2019 AIF”) and the Company’s Annual MD&A and Interim MD&A (as defined below – see “Documents Incorporated by Reference”), each under the heading “Risk Factors”, the “Risk Factors” section beginning on page 10 of the accompanying prospectus and elsewhere in the accompanying prospectus and in the documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict.

S-iv

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

MARKETING MATERIALS

In connection with the Offering, the Underwriters used the Term Sheet (as defined herein) as “Marketing Materials” (as such term is defined under applicable Canadian securities laws). The Marketing Materials do not form part of this prospectus supplement and the accompanying prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) and with the SEC (www.sec.gov) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus solely for the purposes of the Offering.

S-v

SUMMARY

The following summary contains basic information about the Company and the Offering and is not intended to be complete. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before making an investment decision. See “Documents Incorporated by Reference” and “Additional Information”. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement; the “Risk Factors” section beginning on page 10 of the accompanying prospectus; the “Risk Factors” section beginning on page 9 of the 2019 AIF; the “Forward-Looking Statements” section beginning on page 12 of the Annual MD&A; and the “Forward-Looking Statements” section beginning on page 14 of the Interim MD&A.

The Company

The Company, and its wholly-owned subsidiary Casino Mining Corporation (“CMC”), are focused on advancing the Casino mineral property (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

The Company does not have any producing properties and consequently has no current operating income or cash flow. Western is an exploration stage company and has not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the Company’s properties.

Mining Business

Western is a mining company focused on developing the Casino Project in the Yukon Territory. The Casino Project lies within the Whitehorse Mining District and consists of a total of 1,136 full and partial quartz claims (the “Casino Quartz Claims”), and 55 placer claims (the “Casino Placer Claims”) acquired in accordance with the Yukon Quartz Mining Act. The 825 quartz claims, of a total of 1,136, comprise the initial Casino property (the “Casino Property”) and 311 claims comprise the Canadian Creek property (the “Canadian Creek Property”) acquired on August 28, 2019. The Canadian Creek Property lies directly adjacent to the Casino Property.

Western acquired the historical Casino claims in 2006 as part of arrangement with prior owners and significantly expanded the area of its mineral property by staking and acquiring mineral claims currently known as Casino Project, and the Casino Project is the Company’s material property for the purposes of NI 43-101. The Casino Project is primarily a copper and gold project located in the Whitehouse Mining District in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse. The Casino Project is located on Crown land administered by the Yukon government and within the Selkirk First Nation traditional territory. The total area covered by the Casino Quartz Claims is 21,288 ha and the total area covered by Casino Placer Claims is 490.34 ha. All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therein. On December 19, 2019, the Company announced assay results from its 2019 exploration program on the Casino Project, which program consisted of a total of 13,590 m of diamond drilling in 69 completed holes.

More details regarding the Casino Project are detailed in the technical report with an effective date of July 3, 2020 and issued on October 26, 2020 titled “Western Copper and Gold Corporation, Casino Project, Updated Mineral Resource Statement, Form 43-101F1 Technical Report, Yukon, Canada” prepared by Daniel Roth, P.E., P.Eng.; Michael Hester, FAusIMM; Laurie Tahija, MMSA-QP; Carl Schulze, P. Geo. and Caroline Vallat, P. Geo. (the “2020 Technical Report”) and is available under the Company’s profile at www.sedar.com.

The documents incorporated by reference herein, including the 2019 AIF and the 2020 Technical Report, contain further details regarding the business of the Company. See “Documents Incorporated by Reference.”

The Offering

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Securities Offered	17,242,000 Offered Shares

Offering Size	C$1.45

Option to purchase additional Offered Shares

The Company has granted to the Underwriters an option to purchase up to an additional 2,586,300 Offered Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing of the Offering for market stabilization purposes and to cover over-allotments, if any.

Plan of Distribution	The Offering is made pursuant to the Underwriting Agreement dated November 19, 2020 between the Company and the Underwriters. See “Plan of Distribution” for details regarding the Underwriters’ Fee.

Use of Proceeds

The Company anticipates that the net proceeds from this Offering will be approximately C$23,550,855, after deducting the Underwriters’ Fee and other expenses related to the Offering. The Company intends to use the net proceeds of the Offering to fund its exploration, engineering and permitting activities and for general working capital purposes. Pending such uses, the Company intends to invest the net proceeds from the Offering in guaranteed investments offered by a Schedule I chartered bank under the Bank Act (Canada). See “Use of Proceeds”.

Risk Factors

Investing in the Offered Shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing

The Company will apply to list the Offered Shares qualified for distribution by this prospectus supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Closing	On or about November 24, 2020 or such other date as the Company and the Lead Underwriter mutually agree (the “Closing Date”).

Trading symbol	TSX and NYSE American: WRN

Recent Developments

Appointment of New Director

On November 9, 2020, the Company appointed Dr. William (Bill) Williams as a director of the Company effective November 6, 2020. Dr. Williams’ occupation and security holdings as at the date of this prospectus supplement are set out below:

Name and Jurisdiction of Residence	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director	Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly
William (Bill) Williams Massachusetts, USA	Director

Economic geologist with nearly 40 years of experience related to the exploration and development of mining. Most recently served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc. Former CEO, President, and Director of Orvana Minerals Corp., Prior to that served as Vice President for Phelps Dodge Exploration.

			Since Nov 6, 2020	Nil common shares 200,000 stock options

Appointment of New Capital Markets Consultant

Effective November 9, 2020, the Company appointed INTE Securities LLC (“INTE”) to provide general capital markets advisory services to the Company. INTE is a securities broker-dealer duly registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. INTE is engaged in the business of private placements and related advisory and investment banking activities and is approved to operate in Canada in a limited capacity pursuant to the international dealer exemption in the provinces of British Columbia, Ontario and Quebec. INTE is not a member of the Underwriters and will not be participating in the Offering.

Mr. Michael Vitton, a director of the Company, is a registered representative of INTE; however, INTE is not a “related party” to the Company, as that term is defined in Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions. The terms of the services to be provided by INTE to the Company and fees payable to INTE were reviewed and approved by the Company’s Compensation Committee.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect Western’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of the Offered Shares to lose part or all of their investment. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under the “Risk Factors” section beginning on page 10 in the accompanying prospectus, the factors set out under the “Risk Factors” section beginning on page 9 in the 2019 AIF, the factors set out under the “Risk Factors” section beginning on page 11 of the Annual MD&A, the factors set out under the “Risk Factors” section beginning on page 13 of the Interim MD&A and the factors set out below in evaluating the Company and its business before making an investment in the Offered Shares.

Risks Relating to the Offered Shares and the Offering

Loss of entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

COVID-19 Pandemic.

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the current COVID-19 pandemic. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The pandemic has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for copper, gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labor, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. Any future outbreaks of COVID-19, particularly if the number of COVID-19 cases in British Columbia and the Yukon Territory continue to rise, could potentially have a material adverse effect on the Company’s business, results of operations and financial condition.

The trading price for the Company’s securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of Western’s business, certain factors such as the Company’s announcements and the public’s reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company’s resources, government regulations, changes in earnings estimates or recommendations by research analysts who track Western’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares. For example, since January 1, 2020, the closing price of the Common Shares on the TSX has ranged from a low of C$0.435 to a high of C$1.95 and on the NYSE American has ranged from a low of US$0.3072 to a high of US$1.532.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Western’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of the Company management’s attention and resources.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Western’s ability to raise capital through the sale of additional equity securities. Western cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

The Company has discretion concerning the use of cash resources, including the proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of its cash resources and the timing of expenditures (including in respect of the proceeds of the Offering) and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the proceeds from the Offering in ways that the Company’s security holders may not consider optimal or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Offered Shares, to influence the manner in which the proceeds of the Offering are used. At the date of this prospectus supplement, the Company intends to use the proceeds from the Offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves and the Company may have to allocate the proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in the Offering may be used in a manner significantly different from the Company’s current expectations.

The Company does not intend to pay dividends in the foreseeable future.

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of the Company and will depend upon, among other things, conditions then existing including our earnings, financial condition, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board of Directors of the Company may consider appropriate in the circumstances.

U.S. investors may find it difficult to enforce U.S. judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

If the Company is or becomes a “passive foreign investment company” or “PFIC”, adverse U.S. federal income tax consequences may result for U.S. shareholders.

If the Company is a PFIC for any taxable year that is included in the holding period of a U.S. Holder (as defned below) of the Offered Shares, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. The actual PFIC status of the Company for any taxable year, however, will not be determinable until after the end of such taxable year. U.S. investors should consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section titled ‘‘Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules.’’

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares, without par value. As at the close of business on November 18, 2020, 115,769,335 Common Shares of the Company were issued and outstanding.

The holders of the Common Shares are entitled to vote at all meetings of holders of Common Shares, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately C$23,550,855 after deducting the Underwriters’ Fee of C$950,045 (assuming the Underwriters’ Fee is reduced by the full amount relating to the President’s List Fee and no exercise of the Over-Allotment Option) and expenses in the aggregate amount of approximately C$500,000. If the Over-Allotment Option is exercised in full, the net proceeds from the Offering are estimated to be approximately C$27,113,483.25 after deducting the Underwriters’ Fee (assuming the Underwriters’ Fee is reduced by the full amount relating to the President’s List Fee) and the estimated expenses relating to the Offering of approximately C$500,000. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering to advance the Casino Project toward a preliminary economic assessment or feasibility study and for general working capital purposes. Pending such uses, the Company intends to invest the net proceeds from the Offering in guaranteed investments offered by a Schedule I chartered bank under the Bank Act (Canada).

The net proceeds of the Offering are intended to be used as follows (assuming the Over-Allotment Option is not exercised):

Principal Purpose	Estimated Amount to be Expended
Exploration, engineering and permitting activities at the Casino Project	C$17,500,000
General corporate and working capital purposes(1)	C$6,050,855
Total	C$23,550,855

Note:

(1)	Funds included in general corporate purposes may be allocated to corporate expenses, business development and potential future acquisitions.

The key business objective the Company intends to meet with the net proceeds from the sale of the Offered Shares is to increase Company’s cash position and to allow the Company to fund its exploration, engineering and permitting activities and general working corporate and working capital purposes.

Any additional funds available from the exercise of the Underwriters’ Over-Allotment Option, in whole or in part, will be used for general corporate purposes and working capital. While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Company has not yet achieved positive operating cash flow, and there are no assurances that the Company will not experience negative cash flow from operations in the future. To the extent that the Company has negative cash flow in any future period, certain of the proceeds from the sale of the Offered Shares may be used to fund such negative cash flow from operating activities.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis since September 30, 2020, the date of the Company’s financial statements most recently filed in accordance with NI 51-102. Since September 30, 2020, the number of outstanding securities of the Company have not changed other than the issuance of 50,000 common shares pursuant to the exercise of stock options and the grant of an aggregate of 200,000 stock options (see “Prior Sales” below).

PRIOR SALES

The following table sets forth for the 12 month period prior to the date of this prospectus supplement details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

Date of Issue	Type of Securities	No. of Common Shares		Issue or Exercise Price per Security	Reason for Issue
February 28, 2020	Common Shares	3,000,000		$0.65	February 2020 Financing
February 28, 2020	Warrants	1,500,000	(1)	$0.85	February 2020 Financing
June 1, 2020	FT Shares	4,000,000		$1.12	May 2020 Financing
April 29, 2020	Common Shares	25,000		$0.50	Stock Option Exercise
July 1 – 30, 2020	Common Shares	591,667		$0.50	Stock Option Exercise
July 27, 2020	Stock Options	1,950,000	(2)	$1.66	Grant of Stock Options
August 6, 2020	Common Shares	33,334		$0.96	Stock Option Exercise
August 24, 2020	Common Shares	75,000		$1.20	Stock Option Exercise
August 31, 2020	Common Shares	50.000		$0.50	Stock Option Exercise
August 31, 2020	Common Shares	33,333		$0.90	Stock Option Exercise
August 31, 2020	Common Shares	100,000		$0.96	Stock Option Exercise
August 31, 2020	Common Shares	150,000		$1.20	Stock Option Exercise
September 21, 2020	Common Shares	25,000		$0.90	Stock Option Exercise
October 5, 2020	Common Shares	50,000		$0.96	Stock Option Exercise
November 9, 2020	Stock Options	200,000	(3)	$1.41	Grant of Stock Options

Notes:

(1)	Each warrant is exercisable to acquire one Common Share of the Company for $0.85 per Common Share until February 28, 2025.
(2)

Each option is exercisable to acquire one Common Share of the Company for $1.66 per Common Share until July 27, 2025 and such options shall vest over a period of 24 months as to 33 1/3% on each of July 27, 2021, January 27, 2022 and July 27, 2022.

(3)

Each option is exercisable to acquire one Common Share of the Company for $1.41 per Common Share until November 9, 2025 and such options shall vest over a period of 24 months as to 33 1⁄3% on each November 9, 2021, May 9, 2022 and November 9, 2022.

PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are listed on the TSX and the NYSE American, both under the symbol “WRN”. The following table sets forth, for the 12-month period prior to the date of this prospectus supplement, details of the trading prices and volume (rounded up or down to the nearest one hundredth) on a monthly basis of the Common Shares on the TSX and the NYSE American, respectively.

	TSX			NYSE American
Period	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
2020
November 1-18	1.57	1.35	644,585	1.20	1.02	2,404,340
October	1.63	1.32	1,580,874	1.33	0.9809	4,347,587
September	1.95	1.42	4,551,410	1.50	1.06	9,101,411
August	1.74	1.44	3,087,617	1.40	1.08	8,099,899
July	1.90	1.33	5,284,011	1.532	0.87	12,375,244
June	1.19	1.02	1,785,004	0.95	0.75	3,231,568
May	1.13	0.9	1,775,908	0.8299	0.6324	3,473,382
April	0.97	0.53	1,156,040	0.69	0.36	2,656,463
March	0.87	0.435	1,850,686	0.6519	0.3072	3,354,517
February	0.99	0.66	1,247,514	0.7	0.49	2,960,991
January	1.13	0.85	1,918,841	0.86704	0.6401	2,834,051
2019
December	1.15	0.92	1,507,559	0.88506	0.7011	2,521,555
November	1.07	0.92	1,238,424	0.806	0.7011	1,435,657
October	1.03	0.82	758,067	0.8	0.6039	1,677,871

On November 18, 2020 the closing price of the Common Shares on the TSX and the NYSE American was C$1.52 and US$1.16 per Common Share, respectively.

PLAN OF DISTRIBUTION

The Offered Shares will be offered in each of the provinces of Canada, other than Québec, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase, as principals, on the Closing Date, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 17,242,000 Offered Shares at the Offering Price of C$1.45 per Offered Share for aggregate gross proceeds of C$25,000,900, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters. Closing is expected to occur on or about November 24, 2020, or such other date as may be agreed upon by the Company and the Lead Underwriter.

In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 5.0% of the gross proceeds of the Offering, other than in respect of gross proceeds from the sale of Common Shares to purchasers on the President’s List for which the Underwriters will receive the President’s List Fee equal to 2.5%. The President’s List is comprised of a list of purchasers under the Offering provided by the Company to the Underwriters accounting for a maximum of $12,000,000 of the gross proceeds raised under the Offering (or such greater number as may be agreed to by the Company and the Lead Underwriter). The Company has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, to a maximum of C$175,000 (exclusive of taxes and disbursements).

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “material change out”, “disaster and regulatory out”, “breach out”, “market out” and “due diligence out” rights of termination. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters, as principals, are conditionally offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 2,586,300 Over-Allotment Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This prospectus supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Offered Shares will be offered in each of the provinces and territories of Canada, except Québec, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Cormark Securities Inc. and CIBC Capital Markets may sell Offered Shares in the United States through their U.S. affiliates, Cormark Securities (USA) Limited and CIBC World Markets Corp., which are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC will only sell the Offered Shares in the United States.

The Company has applied to list the Offered Shares on the TSX and the NYSE American. The TSX has conditionally approved the listing of the Offered Shares on the TSX and such listing is subject to the Company fulfilling all of the requirements of the TSX. The NYSE American has not conditionally approved the Company’s listing application and there is no assurance that the NYSE American will approve the listing application and such listing will be subject to the Company fulfilling all of the listing requirements of the NYSE American.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on the TSX and NYSE American, in the over-the-counter market or otherwise.

The Underwriters propose to offer the Offered Shares to the public initially at the price specified on the cover page of this prospectus supplement. If all of the Offered Shares are not sold at the price specified in this prospectus supplement, the Underwriters may decrease the offering price and change the other selling terms. The compensation realized by the Underwriters will decrease by the amount that the aggregate offering price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Company.

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their affiliates and their directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

Except as contemplated by the Underwriting Agreement, the Company has agreed that it will not, without the prior written consent of the Lead Underwriter (not to be unreasonably withheld), directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may issue Common Shares or securities convertible into Common Shares in conjunction with (i) the grant or exercise or vesting of stock options, restricted share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company and other stock-based compensation arrangements including, for greater certainty the sale of any shares issued thereunder; (ii) the exercise or conversion of outstanding convertible securities; (iii) any transaction with an arm’s length third party whereby the Company directly or indirectly (a) acquires shares or assets of a business or (b) issues securities in connection with a joint venture or other strategic investment in or by the Company; and (iv) any obligations in respect of existing agreements.

The Company has agreed to use its commercially reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, without the prior written consent of the Lead Underwriter (not to be unreasonably withheld), for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to sell, or transfer or dispose of, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

This prospectus supplement and accompanying prospectus in electronic format may be made available on the website maintained by the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters and their U.S. affiliates may agree to allocate a number of Offered Shares for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the accompanying prospectus and prospectus supplement in electronic format, the information on these websites is not part of this prospectus supplement or the registration statement on Form F-10 of which this prospectus supplement forms a part (the “U.S. Registration Statement”), has not been approved or endorsed by the Company or the Underwriters in their capacity as underwriters, and should not be relied upon by investors.

The Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Subscriptions for the Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. An electronic deposit evidencing the Offered Shares is expected to be registered to CDS and will be deposited with CDS on the Closing Date or such other date as may be agreed upon between the Company and the Underwriters. Except in limited circumstances, a purchaser of such Offered Shares will receive only a customer confirmation from the registered dealer through which such Offered Shares are purchased.

The closing of the Offering is expected to occur on or about November 24, 2020, which will be the third business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Common Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle three business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this prospectus supplement will be passed upon on behalf of the Company by Miller Thomson LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Troutman Pepper Hamilton Sanders LLP with respect to certain United States legal matters. At the date of this prospectus supplement, the designated professionals of Miller Thomson LLP as a group beneficially own less than 1% of the Company’s outstanding securities. At the date of this prospectus supplement, the designated professionals of Blake, Cassels & Graydon LLP as a group beneficially own less than 1% of the Company’s outstanding securities.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, except Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Canada, telephone: (604) 684-9497 and are also available electronically on SEDAR which can be accessed electronically at www.sedar.com. Information contained or featured on the Company’s website shall not be deemed to be part of this prospectus supplement or the accompanying prospectus.

The following documents, which have been filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, except Québec (the “Commissions”) and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, the accompanying prospectus, as supplemented by this prospectus supplement:

(a)

the 2019 AIF, filed on SEDAR on March 19, 2020, excluding the technical report titled “Casino Project, Form 43-101 F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013;

(b)

the management information circular of Western dated as of April 22, 2020 prepared in connection with Western’s annual general meeting of shareholders held on June 10, 2020, filed on SEDAR on April 30, 2020;

(c)

the unaudited interim condensed consolidated financial statements of Western for the three and nine months ended September 30, 2020 the “Interim Financial Statements”), together with the notes thereto and related management’s discussion and analysis (the “Interim MD&A”), filed on SEDAR on November 6, 2020;

(d)

the audited consolidated financial statements of Western for the year ended December 31, 2019, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis (the “Annual MD&A”), filed on SEDAR on March 19, 2020;

(e)

material change report dated February 28, 2020 in respect of the private placement offering of units, pursuant to which the Company issued 3,000,000 units to Michael Vitton at a price of $0.65 per unit to raise gross proceeds of up to $1.95 million (the “February 2020 Financing”) announced February 21, 2020 and completed on February 28, 2020, filed on SEDAR on February 28, 2020;

(f)

material change report dated May 12, 2020 in respect of the non-brokered private placement offering of 3,000,000 flow-through common shares of the Company (the “FT Shares”) for aggregate gross proceeds of $3,360,000 at a price of $1.12 per FT Share and the increase of the offering to issue up to 4,000,000 FT Shares for aggregate gross proceeds of up to $4,480,000 (the “May 2020 Financing”), filed on SEDAR on May 12, 2020;

(g)

material change report dated June 2, 2020 in respect of the completion of the May 2020 Financing pursuant to which the Company issued 4,000,000 FT Shares at $1.12 per FT Share for gross proceeds of $4,480,000, filed on SEDAR on June 2, 2020;

(h)	the 2020 Technical Report, filed on SEDAR on November 2, 2020; and

(i)	the template version of the term sheet (the “Term Sheet”) dated November 18, 2020 in connection with the Offering.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions and required to be filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and before the termination of the distribution under the Offering shall be deemed to be incorporated by reference in this prospectus supplement for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report that is filed with or furnished to the SEC after the date of this prospectus supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this prospectus supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded for purposes of the Offering to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus do not incorporate by reference the information on such website into this prospectus supplement or the accompanying prospectus, and the Company disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the Underwriting Agreement described in this prospectus supplement and the consents of PricewaterhouseCoopers LLP and the experts referred to and listed under “Experts” in this prospectus supplement have been or will be filed with the SEC and do or will form part of the U.S. Registration Statement of which this prospectus supplement forms a part.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe certain potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Offered Shares and the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale, exchange or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC as determined by the Company based on its reasonable analysis, upon the written request of a U.S. Holder, the Company will make publicly available a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295 1(g) (or any successor Treasury Regulation) and all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company. The Company may make such information available on its website. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

General Rules Applicable to U.S. Federal Income Tax Consequences of the Ownership and Disposition of Offered Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Offered Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of the Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Suite 1400, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company, report that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

EXPERTS

Names of Experts

The following persons prepared or certified a report, valuation, statement or opinion described or included in this Prospectus or a document incorporated by reference herein:

•	Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie Tahija, MMSA-QP, Carl Schulze, P. Geo. and Caroline Vallat, P. Geo. prepared the 2020 Technical Report.

Interests of Experts

Based on information provided by the experts named above, none of the experts named under “Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Western or of one of the Western’s associates or affiliates (based on information provided to Western by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of Western or of any associate or affiliate of Western.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Michael Vitton and Dr. William (Bill) Williams, each of whom is a director of the Company, reside outside of Canada and have appointed Western Copper and Gold Corporation, 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. In addition, the following persons or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction:

•	Daniel Roth, P.E., P.Eng.

•	Michael Hester, FAusIMM

•	Laurie Tahija, MMSA-QP

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC the U.S. Registration Statement relating to certain of its securities, including the Offered Shares. This prospectus supplement and the accompanying prospectus, which constitute a part of the U.S. Registration Statement, do not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. You should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and its securities.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to file financial statements as promptly as United States companies.

You may read and download any document that the Company has filed with the SEC on the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

This short form prospectus has been filed under legislation in each of the provinces and territories of Canada, except the province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Copper and Gold Corporation, at 15th Floor – 1040 West Georgia Street, Vancouver, BC V6E 4H1, Telephone (604) 684-9497 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 2, 2020

WESTERN COPPER AND GOLD CORPORATION

15th Floor – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H1

CDN$50,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

Western Copper and Gold Corporation (“Western” or the “Company”) may offer and issue from time to time, the securities listed above or any combination thereof with the aggregate initial offering price not to exceed Cdn$50,000,000 during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments thereto, remains effective. The Company’s securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”).

This offering is made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”) to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective Investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See “Certain Income Tax Considerations” in this Prospectus.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under the laws of British Columbia, Canada, most of its officers and directors are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada, and most of the assets of the Company and the assets of said persons are located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the securities offered in a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of common shares, the number of common shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of the securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the securities issuable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of these numbers, any additional payments to be made to holders of subscription receipts upon satisfaction of the release conditions, the terms of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the subscription receipts, terms for the refund of all or a portion of the purchase price for the subscription receipts in the event that the release conditions are not met or any other specific terms; and (iv) in the case of units, the designation, number and terms of the common shares, warrants or subscription receipts comprising the units. A Prospectus Supplement may include specific variable terms pertaining to the above-described securities that are not within the alternatives or parameters set forth in this Prospectus.

This Prospectus may qualify an “at-the-market” distribution as defined under National Instrument 44-102 – Shelf Distributions.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

ii

An investment in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section detailed in this Prospectus.

This Prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Western may offer and sell securities to, or through, underwriters or dealers and also may offer and sell certain securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such securities and will set forth the terms of the offering of such securities, the method of distribution of such securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the securities.

In connection with any offering of securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s common shares are listed on both the Toronto Stock Exchange (the “TSX”) and the NYSE American Stock Exchange (the “NYSE American”) under the symbol “WRN”. Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s warrants or subscription receipts may be sold and you may not be able to resell any of such securities, purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

iii

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus. Western has not authorized anyone to provide you with different information. Western is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information”.

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Currency Presentation and Exchange Rate Information”. The Company’s financial statements that are incorporated by reference into this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS, as issued by the IASB.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Western”, the “Company”, “we”, “us” or “our” includes Western Copper and Gold Corporation and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Company’s business plans, including, but not limited to, anticipated results and developments in Western’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future.

Statements contained in this Prospectus and the documents incorporated by reference herein that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company’s proposed plan for its properties; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mineral exploration or mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of potential litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “may not”, “could”, “would” or “would not”, “might” or “will be”, “occur” or “be achieved”. Such statements are included, among other places, in this Company under the headings “Development of the Business”, “Risk Factors” and “Mineral Properties” and in the documents incorporated by reference herein and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; exploration results at the Company’s properties; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks involved in the evolving economic and other impacts of COVID-19; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and First Nations in the exploration and development of the Company’s property and the issuance of required permits; risks related to the need to obtain additional financing to develop the Company’s property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; risks related to the integration of acquisitions; risks related to operations; risks related to the 2020 Technical Report (as defined herein) and the possibility that future exploration and development will not be consistent with the Company’s expectations; risks related to joint venture operations; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results will not change in a materially adverse manner; continued availability of capital and financing on acceptable terms; availability of equipment and personnel for required operations, permitting and construction on a continual basis; the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document. Assumptions relating to the mineral resource estimate in respect of the Casino Project (as defined herein) are discussed in the 2020 Technical Report. Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and new risk factors may emerge from time to time. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and elsewhere in this Prospectus. Readers should also carefully consider the matters discussed in the documents incorporated by reference into this Prospectus, including the Annual Information Form, Annual MD&A and Interim MD&A, as defined below. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

Disclosure of Mineral Resources

Disclosure about our exploration properties in this Prospectus uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. All disclosure about our exploration properties conforms to the standards of SEC Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources

This Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this Prospectus, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. The SEC has adopted amendments to its disclosure rules to modernize its mineral property disclosure requirements, with compliance required for the first fiscal year beginning on or after January 2, 2021. When effective, the new rules will replace the currently effective rules.

Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this Prospectus that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

This Prospectus may use the term “Inferred Mineral Resources”. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada. References to US dollars or US$ are to the currency of the United States.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in US dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the daily rate as reported by the Bank of Canada:

	Period from January 1, 2020 to June 30, 2020		Year Ended December 31
			2019		2018
Highest rate during period	US$	0.7710	US$	0.7699	US$	0.8138
Lowest rate during period	US$	0.6898	US$	0.7353	US$	0.7330
Average rate during period	US$	0.7710	US$	0.7537	US$	0.7721
Rate at the end of period	US$	0.7338	US$	0.7699	US$	0.7330

The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

On October 30, 2020, the rate of exchange for one Canadian dollar expressed in US dollars, as quoted by the Bank of Canada, was $1.00 = US$0.7509.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada, except Québec (the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Canada, telephone: (604) 684-9497 and are also available electronically on SEDAR which can be accessed electronically at www.sedar.com.

The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.

the management information circular of Western dated as of April 22, 2020 prepared in connection with Western’s annual general meeting of shareholders held on June 10, 2020, filed on SEDAR on April 30, 2020;

b.

the unaudited interim condensed consolidated financial statements of Western for the six months ended June 30, 2020 and 2019 (the “Interim Financial Statements”), together with the notes thereto and related management’s discussion and analysis (the “Interim MD&A”), filed on SEDAR on July 28, 2020;

c.

the annual information form of Western (the “Annual Information Form”) dated March 18, 2020 for the year ended December 31, 2019 and filed on SEDAR on March 19, 2020, excluding the technical report titled “Casino Project, Form 43-101 F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013;

d.

the audited consolidated financial statements of Western for the year ended December 31, 2019, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis (the “Annual MD&A”), filed on SEDAR on March 19, 2020;

e.

material change report dated February 28, 2020 in respect of the private placement offering of units, pursuant to which the Company issued 3,000,000 units to Michael Vitton at a price of $0.65 per unit to raise gross proceeds of up to $1.95 million (the “February 2020 Financing”) announced February 21, 2020 and completed on February 28, 2020, filed on SEDAR on February 28, 2020;

f.

material change report dated May 12, 2020 in respect of the non-brokered private placement offering of 3,000,000 flow-through common shares of the Company (the “FT Shares”) for aggregate gross proceeds of $3,360,000 at a price of $1.12 per FT Share and the increase of the offering to issue up to 4,000,000 FT Shares for aggregate gross proceeds of up to $4,480,000 (the “May 2020 Financing”), filed on SEDAR on May 12, 2020;

g.

material change report dated June 2, 2020 in respect of the completion of the May 2020 Financing pursuant to which the Company issued 4,000,000 FT Shares at $1.12 per FT Share for gross proceeds of $4,480,000, filed on SEDAR on June 2, 2020 (the “June 2, 2020 Material Change Report”); and

h.

the technical report with an effective date of July 3, 2020 and issued on October 26, 2020 titled “Western Copper and Gold Corporation, Casino Project, Updated Mineral Resource Statement, Form 43-101F1 Technical Report, Yukon, Canada” prepared by Daniel Roth, P.E., P.Eng.; Michael Hester, FAusIMM; Laurie Tahija, MMSA-QP; Carl Schulze, P. Geo. and Caroline Vallat, P. Geo., and filed on SEDAR on November 2, 2020 (the “2020 Technical Report”).

Any annual information form, material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be delivered to prospective purchasers of such securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

SUMMARY DESCRIPTION OF BUSINESS

As used in this Prospectus, the terms “we”, “us”, “our”, “Western” and “the Company” refer to Western Copper and Gold Corporation and its subsidiaries unless the context otherwise requires.

The Company was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006 under the name “Western Copper Corporation”. It changed its name to Western Copper and Gold Corporation on October 17, 2011 pursuant to a vertical short form amalgamation with certain of its wholly-owned subsidiaries at the time in connection with a corporate reorganization transaction completed on October 17, 2011.

The Company’s head office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, and its registered and records office is located at 400 – 725 Granville Street, Vancouver, British Columbia, V7Y 1G5. The Company’s common shares are listed for trading on both the TSX and the NYSE American under the symbol “WRN”.

The following chart depicts the Company’s corporate structure together with the jurisdiction of incorporation of each of the Company’s subsidiaries. All ownership of each subsidiary is 100%.

General

The Company, and its wholly-owned subsidiary Casino Mining Corporation (“CMC”), are focused on advancing the Casino mineral property (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

The Company does not have any producing properties and consequently has no current operating income or cash flow. Western is an exploration stage company and has not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the Company’s properties.

Mining Business

The Company’s business consists of mineral exploration and mine development and operation in Canada, primarily in the Yukon Territory. The Company’s principal mining business activities are currently being carried out at the Casino Project in the Yukon Territory. The Casino Project lies within the Whitehorse Mining District and consists of a total of 1,136 full and partial quartz claims (the “Casino Quartz Claims”), and 55 placer claims (the “Casino Placer Claims”) acquired in accordance with the Yukon Quartz Mining Act. The 825 quartz claims, of a total of 1,136, comprise the initial Casino property (the “Casino Property”) and 311 claims comprise the Canadian Creek property (the “Canadian Creek Property”) acquired on August 28, 2019. The Canadian Creek Property lies directly adjacent to the Casino Property.

Western acquired the historical Casino claims in 2006 as part of arrangement with prior owners and significantly expanded the area of its mineral property by staking and acquiring mineral claims currently known as Casino Project, and the Casino Project is the Company’s material property for the purposes of NI 43-101. The Casino Project is primarily a copper and gold project located in the Whitehouse Mining District in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse. The Casino Project is located on Crown land administered by the Yukon government and within the Selkirk First Nation traditional territory. The total area covered by the Casino Quartz Claims is 21,288 ha and the total area covered by Casino Placer Claims is 490.34 ha. All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therein. On December 19, 2019, the Company announced assay results from its 2019 exploration program on the Casino Project, which program consisted of a total of 13,590 m of diamond drilling in 69 completed holes.

More details regarding the Casino Project are detailed in the 2020 Technical Report (see “Summary Description of the Business – Recent Developments – Updated Mineral Resource Estimate” below).

The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Western. See “Documents Incorporated by Reference”.

Recent Developments

Subsequent to the filing of the Annual Information Form on March 19, 2020, the Company completed the following:

Election of Michael Vitton as a Director

On April 27, 2020, the Company announced that Michael Vitton, who was at the time a strategic investor of the Company, agreed to stand for election as director at the Company’s annual general meeting of shareholders (the “AGM”). The AGM was held on June 10, 2020 and Mr. Vitton was appointed as director to the board.

May 2020 Financing

On June 1, 2020, the Company announced the completion of the May 2020 Financing, pursuant to which the Company issued an aggregate of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000, as described in the June 2, 2020 Material Change Report (see “Documents Incorporated by Reference”).

Drill Campaign at Casino Project

On June 4, 2020, the Company announced its 2020 drill program at the Casino Project, which program will test the High Gold Zone, Northern Porphyry and Canadian Creek targets identified by the 2019 program. Drilling will be performed by three diamond drill rigs, and will initially consist of 43 holes between 150 m and 500 m in depth. Drilling commenced in mid-June and is expected to be completed by the end of the third quarter of 2020.

Updated Mineral Resource Estimate

On July 14, 2020, Western reported an updated resource estimate for its wholly owned Casino copper-gold project. The measured & indicated resource increased to 2.4 billion tonnes, measured & indicated gold increased to 14.5 million ounces plus 6.6 million ounces inferred and measured & indicated copper increased to 7.6 billion pounds plus 3.3 billion pounds inferred.

The new resource estimate is the first estimate since 2010 and includes results from the 2019 drilling campaign, and drilling performed from 2010 through 2012 that was not available when the 2010 model was developed. It also incorporates an updated geologic model.

Attached as Schedule “A” to this Prospectus is a reproduction the summary contained in the 2020 Technical Report. As stated above under the heading “Documents Incorporated by Reference”, the entire 2020 Technical Report is incorporated by reference into this Prospectus.

RISK FACTORS

An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of Western’s business and the present stage of development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, financial condition, results of operations and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. Before deciding to invest in any securities, investors should consider carefully the risk factors set out below, those contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” above, those contained in the documents incorporated by reference in this Prospectus and those described in any Prospectus Supplement, including those described in the Company’s historical consolidated financial statements, the related notes thereto and the Company’s Annual Information Form.

The following risk factors, as well as risks listed in the documents incorporated herein by reference and risks not currently known to the Company or that the Company currently deems to be immaterial, could materially adversely affect the Company’s future business, financial condition, results of operations earnings and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. While the significant risk factors which the Company believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Company’s business and operations.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities. In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its exploration and development commitments, to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance detailed engineering, and provide for capital costs of building its mining facilities.

Mineral Exploration and Development Activities are Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

In addition, previous mining operations may have caused environmental damage at certain of the Company’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for Mineral Resources and Mineral Reserves with respect to the Casino Project disclosed in this Prospectus are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render Resources and Reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period. Additionally, estimates may change over time as new information becomes available. If the Company encounters mineralization or geological formations different from those predicted by past drilling, sampling and interpretations, any estimates may need to be altered in a way that could adversely affect the Company’s operations or proposed operations.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Applicable Licenses

The regulations pursuant to which the Company holds its interests in certain of its properties provide that the Company must make a series of payments over certain time periods or expend certain minimum amounts on the exploration of the properties. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties. There is no assurance that further applications will be successful.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

In the event that any of the Company’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental Laws and Regulations That May Increase Costs and Restrict Operations

All of the Company’s exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company’s intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing it to re-evaluate those activities at that time.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Assets in Remote Locations Increase Operational Risk

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mineral projects. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company’s properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company’s properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company’s properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

High Metal Prices May Increase the Demand for, and Cost of, Exploration, Development and Construction Services and Equipment

An increase in metal prices may lead to increases in mining exploration, development and construction activities around the world, which could result in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could result in increased costs. It may also lead to delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

First Nations

Consultation with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development, and operation stages of its proposed projects. Certain First Nations groups may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Company’s public image, or the Company’s share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect the Company’s rights to its Canadian projects.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2019 to December 31, 2019, the price of the Company’s common shares has ranged from $0.61 to $1.15 on the TSX. There can be no assurance that continual and significant fluctuations in the price of the common shares of the Company will not occur.

Changes in the Market Price of Common Shares may be Unrelated to its Results of Operations and Could Have an Adverse Impact on the Company

The Company’s common shares are listed on the TSX and the NYSE American. The price of the Company’s common shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company’s performance that may have an effect on the price of the Company’s common shares include the following: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company’s securities may adversely affect an investors’ ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Company’s common shares and a substantial decline in the price of the common shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Currency Fluctuations May Affect the Costs of Doing Business

The Company’s activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company’s cost of doing business. In addition, the U.S. dollar is subject to fluctuation in value compared to the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common shares pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company’s business and financial condition.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than Western. Western may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that Western’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 – Audit Committees, and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Capital Costs

The Company prepares budgets and estimates of cash costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, the costs required by the Company’s projects may be significantly higher than anticipated. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s business, results of operations and financial condition. Furthermore, delays in mining projects or other technical difficulties may result in even further capital expenditures being required. Any delays or costs overruns or operational difficulties could have a material adverse effect on the Company’s business, results of operations and financial condition.

Funding Risk

The Company’s ability to effectively implement its business and operation plans in the future, to take advantage of opportunities for acquisitions, joint ventures or other business opportunities and to meet any unanticipated liabilities or expenses which the Company may incur may depend in part on its ability to raise additional funds. The Company may seek to raise further funds through equity or debt financings, joint ventures, production sharing arrangements or other means. Failure to obtain sufficient financing for the Company’s activities and future projects may result in delay and indefinite postponement of exploration, development or production on the properties. There can be no assurance that additional financing will be available when needed or, if available, the terms of the financing might not be favourable to the Company and might involve substantial dilution to shareholders.

Risks Related to COVID-19

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary and a number of jurisdictions, including in Canada and the United States, have started to lift certain COVID-19 related restrictions, the duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for silver and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labor, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest.

The extent to which COVID-19 will or may impact the Company in the future is uncertain and these factors are beyond the Company’s control; however, it is likely that any future outbreaks of COVID-19, particularly if there are any increased cases of COVID-19 in British Columbia and the Yukon Territory, may have a material adverse effect on the Company’s business, results of operations and financial condition.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of securities under a Prospectus Supplement will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures. More detailed information regarding the use of proceeds from a sale of securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

In response to the COVID-19 pandemic, the Company implemented a COVID-19 Policy, which is expected to continue to remain in place for the foreseeable future, setting out the measures being taken to mitigate the spread of COVID-19, including:

•	protocols for working during COVID-19 and what to do in the event of exposure to the virus;

•	protocols for traveling and commuting; and

•	general hygiene rules.

In addition, the Company has been providing the necessary personal protective equipment for workers (i.e., masks, gloves, soap, hand sanitizer, disinfectant wipes, etc.,) as well as clean and disinfected sleeping and eating quarters at the Casino camp in accordance with current health and safety guidelines.

A copy of the Company’s COVID-19 Policy is available on the Company’s website and the policy may be updated from time as the public health and safety guidelines evolve.

As of the date of this Prospectus, the COVID-19 pandemic has not had a material impact on the Company’s business prospects. The extent to which COVID-19 may impact the Company in the future is uncertain (see “Risk Factors – Risks Related to COVID-19”).

The Company has incurred negative cash flow from operating activities for its financial year ended December 31, 2019 and the three and six months ended June 30, 2020 Accordingly, the majority or all of the net proceeds of any offering of securities under a Prospectus Supplement will be used to fund the proposed expenditures set out above or in the applicable Prospectus Supplement as well as other general working capital and administrative expenses which may cause the Company to continue to experience negative cash flow from its operating activities. See also “Risk Factors – History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow”.

PRIOR SALES

The following table sets forth for the 12-month period prior to the date of this Prospectus details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

Date of Issue	Type of Securities	No. of Common Shares	Issue or Exercise Price per Security	Reason for Issue
August 28, 2019	Common Shares	3,000,000(1)	$0.928	Acquisition of Canadian Creek Property
November 6, 2019	Common shares	50,000	$0.50	Stock Option Exercise
February 28, 2020	Common Shares	3,000,000(2)	$0.65	Private Placement
February 28, 2020	Warrants	1,500,000(2)(3)	$0.85	Private Placement
June 1, 2020	FT Shares	4,000,000(4)	$1.12	Private Placement
April 29, 2020	Common Shares	25,000	$0.50	Stock Option Exercise
July 1 – 30, 2020	Common Shares	591,667	$0.50	Stock Option Exercise
July 27, 2020	Stock Options	1,950,000(5)	$1.66	Grant of Stock Options
August 6, 2020	Common Shares	33,334	$0.96	Stock Option Exercise
August 24, 2020	Common Shares	75,000	$1.20	Stock Option Exercise
August 31, 2020	Common Shares	50,000	$0.50	Stock Option Exercise
August 31, 2020	Common Shares	33,333	$0.90	Stock Option Exercise
August 31, 2020	Common Shares	100,000	$0.96	Stock Option Exercise
August 31, 2020	Common Shares	150,000	$1.20	Stock Option Exercise
September 21, 2020	Common Shares	25,000	$0.90	Stock Option Exercise
October 5, 2020	Common Shares	50,000	$0.96	Stock Option Exercise

Notes:

(1)

Issued to Cariboo Rose Resources Ltd. pursuant to the terms of the property purchase agreement dated July 28, 2019 between the parties as disclosed in the Company’s press releases dated July 30, 2019 and August 28, 2019.

(2)	Issued as part of units pursuant to the February 2020 Financing.
(3)	Each warrant is exercisable to acquire one common share of the Company for $0.85 per common share until February 28, 2025.
(4)	Issued pursuant to the May 2020 Financing.
(5)

Each option is exercisable to acquire one common share of the Company for $1.66 per common share until July 27, 2025 and such options shall vest over a period of 24 months as to 33 1/3% on each of July 27, 2021, January 27, 2022 and July 27, 2022.

TRADING PRICE AND VOLUME

The common shares of Western are listed and posted for trading on both the TSX and the NYSE American under the symbol “WRN”. The following tables set forth the market price range and trading volumes of Western’s common shares on each of the TSX and NYSE American for the 12 month period prior to the date of this Prospectus:

	TSX			NYSE American
Period	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
2020

October	1.63	1.32	1,580,874	1.33	0.9809	4,347,085
September	1.95	1.42	4,551,410	1.50	.106	9,101,411
August	1.74	1.44	3,087,617	1.40	1.08	8,099,899
July	1.90	1.33	8,284,011	1.532	0.87	12,375,244
June	1.19	1.02	1,785,004	0.95	0.75	3,231,568
May	1.13	0.9	1,775,908	0.8299	0.6324	3,473,382
April	0.97	0.53	1,156,040	0.69	0.36	2,656,463
March	0.87	0.435	1,850,686	0.6519	0.3072	3,354,517
February	0.99	0.66	1,247,514	0.7	0.49	2,960,991
January	1.13	0.85	1,918,841	0.86704	0.6401	2,834,051

2019
December	1.15	0.92	1,507,559	0.88506	0.7011	2,521,555
November	1.07	0.92	1,238,424	0.806	0.7011	1,435,657
October	1.03	0.82	758,067	0.8	0.6039	1,677,871
September	0.9	0.78	1,404,908	0.74	0.5975	2,289,465
August	1.03	0.87	1,124,918	0.78	0.65	2,330,487
July	1.04	0.76	765,997	0.8	0.572	1,964,294

DIVIDEND POLICY

Western has not declared or paid any dividends on its common shares since the date of formation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis since June 30, 2020, the date of the Company’s financial statements most recently filed in accordance with NI 51-102. Since June 30, 2020, the number of outstanding securities of the Company have not changed other than the issuance of 1,108,334 common shares pursuant to the exercise of stock options and the grant of an aggregate of 2,000,000 stock options (see “Prior Sales”).

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company’s authorized capital consists of an unlimited number of common shares without par value.

Common Shares

All of the Company’s common shares have equal voting rights, and none of the common shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the common shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the common shares. The common shares are not convertible into shares of any other class and are not redeemable or retractable. As at the date of this Prospectus, 115,769,335 common shares were issued and outstanding.

Preferred Shares

Preferred shares do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this Prospectus, no preferred shares were issued and outstanding.

Options

As of the date of this Prospectus, there were stock options outstanding to purchase 6,875,000 common shares of the Company at exercise prices ranging from $0.75 to $1.66 with expiry dates ranging from September 12, 2021 to July 27, 2025.

Warrants

As of the date of this Prospectus, there were warrants outstanding to purchase 1,500,000 common shares of the Company at an exercise price of $0.85 and an expiry date of February 28, 2025.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

The Company may offer common shares, warrants, subscription receipts or units comprising any combination of common shares, warrants or subscription receipts, with a total value of up to Cdn$50,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the securities the Company may offer. Each time the Company offers securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate offering price;

•	original issue discount, if any;

•	rates and times of payment of dividends, if any;

•	redemption, conversion or exchange terms, if any;

•

conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the securities or other property receivable upon conversion or exchange;

•	restrictive covenants, if any;

•	voting or other rights, if any;

•	important United States and Canadian federal income tax considerations; and

•	any other material term or condition of the applicable securities.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

Description of Common Shares

The Company may offer common shares, which the Company may issue independently or together with warrants or subscription receipts, and the common shares may be separate from or attached to such securities. All of the Company’s common shares have equal voting rights, and none of the common shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the common shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the common shares. The common shares are not convertible into shares of any other class and are not redeemable or retractable.

Description of Warrants

Warrants may be offered separately or together with other securities, as the case may be. Each series of warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the terms and conditions of the warrants being offered. The warrant agent will act solely as the Company’s agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered under this Prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

The particular terms of each issue of warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of warrants;

•	the price at which the warrants will be offered;

•	the currency or currencies in which the warrants will be offered;

•	the designation and terms of the common shares purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•

the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each warrant;

•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

•	whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian tax consequences of owning the warrants; and

•	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares issuable upon exercise of the warrants.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such warrants.

Description of Subscription Receipts

The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, common shares, warrants or a combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. In the United States, the Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of subscription receipts the Company is offering before the issuance of such subscription receipts. In Canada, the Company will file on SEDAR a copy of any Subscription Receipt Agreement after the Company has entered into it.

The following description sets forth certain general terms and provisions of subscription receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Company urges you to read the applicable Prospectus Supplement related to the particular subscription receipts that the Company sells under this Prospectus, as well as the complete Subscription Receipt Agreement.

The Prospectus Supplement and the Subscription Receipt Agreement for any subscription receipts the Company offers will describe the specific terms of the subscription receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of subscription receipts offered;

•	the price at which the subscription receipts will be offered;

•	the currency or currencies in which the subscription receipts will be offered;

•

the designation, number and terms of the common shares, warrants or combination thereof to be received by holders of subscription receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive for no additional consideration common shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of common shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of subscription receipts upon delivery of the common shares, warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on common shares by the Company to holders of record during the period from the date of issuance of the subscription receipts to the date of issuance of any common shares pursuant to the terms of the Subscription Receipt Agreement);

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold common shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the subscription receipts;

•

procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price for their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event this Prospectus, the Prospectus Supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the subscription receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the subscription receipts;

•	the identity of the Escrow Agent;

•	whether the subscription receipts will be listed on any exchange;

•	material United States and Canadian federal tax consequences of owning the subscription receipts; and

•	any other terms of the subscription receipts.

The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive common shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the subscription receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the subscription receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such subscription receipts.

Description of Units

The Company may issue units comprised of one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any unit agreement describing the terms and conditions of such units that Western is offering before the issuance of such units.

The particular terms and provisions of units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such units.

•	the particular terms of each issue of units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of units offered;

•	the price at which the units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the units are denominated;

•	the terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•

the number of securities that may be purchased upon exercise of each unit and the price at which and currency or currency unit in which that amount of securities may be purchased upon exercise of each unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such units.

DENOMINATIONS, REGISTRATION AND TRANSFER

The securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of debt securities pursuant to the provisions of the applicable indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the securities will be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

Western may sell the securities to or through underwriters or dealers, and also may sell securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the securities and the proceeds to the Company from the sale of the securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in Canadian National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, the NYSE American or other existing markets for the securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the securities purchased pursuant thereto. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

In connection with any offering of securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s warrants or subscription receipts may be sold and you may not be able to resell any such securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the securities (excluding any common shares) will not be listed on any securities exchange. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

In connection with the sale of securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Company’s securities may subject you to tax consequences both in the United States and Canada.

Although the applicable Prospectus Supplement may describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), of Suite 1400, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. PwC, as auditors of the Company, report that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in compliance with Public Company Accounting Oversight Board rule 3520, Auditor Independence.

The registrar and transfer agent for the Company’s common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

EXPERTS

Names of Experts

The following persons prepared or certified a report, valuation, statement or opinion described or included in this Prospectus or a document incorporated by reference herein:

•	Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie Tahija, MMSA-QP, Carl Schulze, P. Geo. and Caroline Vallat, P. Geo. prepared the 2020 Technical Report.

Interests of Experts

Based on information provided by the experts named above, none of the experts named under “Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Western or of one of the Western’s associates or affiliates (based on information provided to Western by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of Western or of any associate or affiliate of Western.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Michael Vitton, a director of the Company, resides outside of Canada and has appointed Western Copper and Gold Corporation, 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. In addition, the following persons or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction:

•	Daniel Roth, P.E., P.Eng.

•	Michael Hester, FAusIMM

•	Laurie Tahija, MMSA-QP

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) consents of the Company’s auditors and experts,; (iii) any underwriting agreement, warrant agreement, subscription receipt agreement or similar agreement that is required to be filed, and (iv)  powers of attorney from the Company’s directors and officers.

ADDITIONAL INFORMATION

Western has filed with the SEC a registration statement on Form F-10 relating to the securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

Western is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, Western is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, Western is not required to publish financial statements as promptly as U.S. companies.

You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and most of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the Company or its directors, officers and experts who are not residents of the United States or to enforce judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed Puglisi & Associates as its agent for service of process in the United States in connection suit or proceeding brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

PURCHASERS’ CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Original purchasers of warrants (if offered separately) and subscription receipts will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such warrant and subscription receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

SCHEDULE “A”

SUMMARY FROM 2020 TECHNICAL REPORT

“1	Summary

This Report was prepared for Casino Mining Corporation (“CMC”), a wholly-owned subsidiary of Western Copper and Gold Corporation (“Western”) as well as for Western itself, by M3 Engineering & Technology Corporation (M3) in association with Independent Mining Consultants (IMC), GeoSpark Consulting Inc. and Aurora Geosciences Ltd.

The purpose of this report is to provide an updated mineral resource statement on the Casino Property. The estimate of mineral resources contained in this report conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions (May, 2011) referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

1.1	Property Description and Ownership

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44’N and longitude 138° 50’W (NTS map sheet 115J/10), in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

To the west, Newmont is developing the Coffee Project. To the north and to the west, White Gold Corp. has a large number of claims and is actively exploring them. Approximately 100 km to the east, Pembridge Resources operates the Minto Mine, which produces copper concentrate.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr’ondek Hwechin traditional territory lies to the north. The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south. The White River First Nation and Kluane First Nation are downstream from the project.

The Casino Property lies within the Whitehorse Mining District and consists of 1,136 full and partial Quartz Claims and 55 Placer Claims acquired in accordance with the Yukon Quartz Mining Act. The total area covered by Casino Quartz Claims is 21,276.61 ha. The total area covered by Casino Placer Claims is 490.32 ha. CMC is the registered owner of all claims, although certain portions of the Casino property remain subject to royalty agreements. The claims covering the Casino property are discussed further in Section 4 of this document.

Figure 1-1 at the end of this section shows the site’s location in Yukon Territory as well as other points of interest relevant to this Report.

1.2	History

1.2.1	Casino

The first documented work on the Casino Property was the working of placer claims in the area of the Casino Deposit recorded in April 1911, following a placer gold discovery on Canadian Creek by J. Britton and C. Brown. A study by D.D. Cairnes, of the Geological Survey of Canada in 1917, recognized huebnerite (MnWO4) in the heavy-mineral concentrates of the placer workings and also that the gold and tungsten mineralization was derived from an intrusive complex on Patton Hill. During the Second World War, a small amount of tungsten was recovered from placer workings. The total placer gold production from the area of the property is unknown, but during the period of 1980-1985 placer mining yielded about 50 kg (1,615 troy ounces) of gold.

The first recorded bedrock mineral discovery occurred in 1936 when J. Meloy and A. Brown located silver-lead-zinc veins approximately 3 km south of the Canadian Creek placer workings. Over the next several years the Bomber and Helicopter vein systems were explored by hand trenches and pits. In 1943, the Helicopter claims were staked and in 1947 the Bomber and Airport groups were staked.

Lead-silver mineralization was the focus of exploration on the property until 1968. Noranda Exploration Co Ltd. optioned the property in 1948 and Rio Tinto in 1963. During this time trenching, mapping and sampling were conducted.

L. Proctor purchased the claims in 1963 and formed Casino Silver Mines Limited to develop the silver-rich veins. The silver-bearing veins were explored and developed intermittently by underground and surface workings from 1965 to 1980. In total, 372.5 tonnes of hand-cobbled argentiferous galena, assaying 3,689 g/t silver (Ag), 17.1 g/t gold (Au), 48.3% lead (Pb), 5% zinc (Zn), 1.5% copper (Cu) and 0.02% bismuth (Bi) were shipped to the smelter at Trail, British Columbia.

Based on the recognition of porphyry copper potential, the Brynelsen Group acquired Casino Silver Mines Limited and, from 1968 to 1973, exploration was directed jointly by Brameda Resources, Quintana Minerals and Teck Corporation towards a porphyry target. Exploration included extensive soil sampling and geophysical surveys, along with trenching programs, which eventually led to the discovery of the Casino deposit in 1969. From 1969 to 1973, various parties including Brameda Resources, Quintana Minerals and Teck Corporation completed drilling on the property.

Archer, Cathro & Associates (1981) Ltd. (Archer Cathro) optioned the property in 1991 and assigned the option to Big Creek Resources Ltd. In 1992, a program consisting of 21 HQ (63.5 mm diameter) holes totalling 4,729 m systematically assessed the gold potential in the core area of the deposit for the first time. In 1992, Pacific Sentinel Gold Corp. (PSG) acquired the property from Archer Cathro and commenced a major exploration program. The 1993 program included surface mapping and 50,316 m of HQ (63.5 mm diameter) and NQ (47.6 mm diameter) drilling in 127 holes. All but one of the 1992 drill holes were deepened in 1993. PSG drilled an additional 108 drill holes totalling 18,085 m in 1994. This completed the delineation drilling program which commenced in 1993. PSG also performed metallurgical, geotechnical and environmental work which was used in a scoping study in 1995. The scoping study envisioned a large-scale open pit mine and a conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

First Trimark Resources and CRS Copper Resources obtained the property and, using the Pacific Sentinel Gold data, published a Qualifying Report on the property in 2003 to bring the resource estimate into compliance with National Instrument 43-101 requirements. The two firms combined to form Lumina Copper Corporation in 2004. An update of the Qualifying Report was issued in 2004.

Western Copper Corporation acquired Lumina Copper Corporation in November of 2006, which included the Casino Deposit. In the fall of 2011, Western Copper Corporation spun out all other assets except the Casino Deposit and changed its name to Western Copper and Gold Corporation (Western).

In 2007, Western conducted an evaluation of the Bomber Vein System and the southern slope of Patton Hill by VLF-EM, Horizontal Loop EM and soil geochemical surveying. Environmental baseline studies were also initiated in 2007. In 2008, Western Copper reclaimed the old camp site, constructed a new exploration camp next to the Casino airstrip and drilled three drill holes (the camp water well and two exploration diamond drill holes) totalling 1,163 m. The main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste characterization tests. Both exploration holes twinned PSG’s holes to confirm historical copper, gold and molybdenum grades. Later that year, M3 Engineering produced a pre-feasibility study for Western Copper.

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed a 22.4-km Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys and a Magnetotelluric Tensor Resistivity (MT) survey over the entire porphyry system. Magnetotelluric Resistivity surveys result in high resolution and deep penetration (to 1 km), while the Titan DC Resistivity & Induced Polarization surveys provide reasonable depth coverage to 750 m.

Additionally, in 2009, Western drilled 10,943 m in 37 diamond drill holes, of which 27 holes were infill holes drilled to upgrade the previously designated Inferred Resource and non-defined material to the Measured and Indicated resource categories. Infill drilling covered the north slope of the Patton Hill. The drilling also identified supergene and molybdenum (Mo) mineralization in this area. The remaining 10 holes, totalling 4,327 m, were drilled to test geophysical targets.

In 2010, all Pacific Sentinel’s historic drill core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithology and alteration models.

In 2011 and 2012, CMC focused on geotechnical, metallurgical, baseline environmental studies and also completed some drilling, logging and sampling for exploration purposes. In 2011, the program included 41 drill holes for a total of 3,163.26 m. In 2012, six holes (228.07 m) were drilled for geotechnical purposes and 5 holes (1,507.63 m) were drilled for metallurgical sampling.

In 2010, under the direction of the Casino Mining Corporation (CMC), a wholly-owned subsidiary of Western Copper, CMC completed infill and delineation drilling mostly to the north and west of the deposit, as outlined by PSG. The drilling program also defined hypogene mineralization at the southern end of the deposit. In addition, the company drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit, along with several other holes for hydrogeological studies. The geotechnical drilling continued in 2011 (41 holes, 3,163 m) and 2012 (6 holes, 228 m). This work culminated in the publishing of a pre-feasibility study in 2011 and a feasibility study in 2013.

1.2.2	Canadian Creek

In mid 2019, CMC acquired the adjacent property to the west referred to as the Canadian Creek property from Cariboo Rose Resources Ltd. Exploration on the Canadian Creek property dates from 1992 when Archer Cathro & Associates (Archer Cathro) staked the Ana Claim block. In 1993 Eastfield Resources Ltd. acquired the Ana Claims and expanded the Ana Claims and explored the expanded property with soil grids, trenching and drilling, (Johnston, 2018). This work was directed at the discovery of additional porphyry deposits. The 1993 program was followed by extensive field programs in 1996, 1997 and 1999 consisting of induced polarization (IP) surveying, road construction, and trenching on the Ana, Koffee, Maya and Ice claims. In 2000, another drill campaign was undertaken by Eastfield on the Ana, Koffee Bowl, and the newly acquired Casino “B” claims located immediately west of the Casino deposit. The Casino “B” holes confirmed the existence of gold mineralization first discovered here in 1994 by Pacific Sentinel, which encountered 55.17 m averaging 0.71 g/t gold in hole 94-319. Modest exploration programs were conducted, mostly over the Casino “B” area, in 2003, 2004 and 2005. In 2007 a five-hole core drill program at Casino “B” targeted gold and copper in soil anomalies and ground magnetics high features.

The discovery in 2009 of gold mineralization on Underworld Resources’ White Gold property sparked new interest in gold exploration on the Canadian Creek property. This led to the implementation of a major exploration program at Canadian Creek directed at the gold potential of the property, some distance from the previous work focusing on porphyry copper mineralization. A soil survey revealed extensive areas returning greater than 15 ppb gold in soils, with associated anomalous values in arsenic (As), bismuth (Bi) and antimony (Sb). The induced polarization surveys revealed numerous strong chargeability highs, many of which coincide with the gold-in-soil anomalies. The drilling showed that clay-altered structures with sheeted pyrite veins and/ or quartz-carbonate veins show structural narrowing. With few exceptions, gold grades are less than 1 g/t and widths are less than 3 m.

In 2011, additional soil sampling, ground geophysical surveying and trenching were completed. The soil sampling completed the coverage of the entire Canadian Creek property. A limited-extent induced polarization survey identified two zones of chargeability with values greater than 20 mv/V. The trenching program identified a number of areas with anomalous gold values, ranging from background up to 2,890 and 4,400 ppb Au.

As a follow up to the 2011 program, a modest 2016 program of trenching, prospecting and in-fill soil sampling was carried out by Cariboo Rose Resources Ltd (Cariboo Rose), which had acquired the property from Eastfield. Trenching work conducted in three areas of the Ana portion of the Canadian Creek property returned locally anomalous gold, widely spread anomalous arsenic, bismuth, antimony and locally high silver values, generally confined to narrow structures.

Cariboo Rose’s 2017 exploration program consisted of surface work directed at the Kana and Malt West gold targets and a reverse circulation (RC) drill program that tested a variety of gold targets across the property. A total of 2,151.27 metres in 24 holes of reverse circulation (RC) drilling was completed. This work confirmed gold and silver mineralization to be limited to narrow (less than 3-metre-wide) structures rarely traceable over more than 100 m.

1.3	Geology

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centered on an Upper Cretaceous-age (72-74 Ma), east-west elongated porphyry stock, called the Patton Porphyry, which intrudes Mesozoic granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Yukon Tanana terrane. Intrusion of the Patton Porphyry into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia zone can be up to 400 m wide in plan view. To the west, along the north and south contacts, the breccias narrow gradually to less than 100 m. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 km.

The main body of the Patton Porphyry is a relatively small, locally mineralized stock measuring approximately 300 by 800 m, surrounded by a potassically-altered intrusion breccia in contact with rocks of the Dawson Range, referred to as White River Granodiorite. Elsewhere, the Patton Porphyry forms discontinuous dikes ranging from less than one up to tens of metres in width, cutting both the Patton Porphyry plug and the Dawson Range Batholith. The overall composition of the Patton Porphyry is rhyodacitic, with dacitic phenocrysts within a quartz latite matrix. It is more commonly comprised of abundant distinct plagioclase phenocrysts and lesser biotite, hornblende, quartz and opaque minerals.

The Intrusion Breccia surrounding the main Patton Porphyry body consists of granodiorite, diorite and xenoliths of Paleozioc metamorphic rocks within fine-grained Patton Porphyry rocks and adjacent Dawson Range granodioritic rocks. The intrusion breccia may have formed in part along the margins of the stock by the stoping of blocks of wall rock. An abundance of Dawson Range Batholith granodioritic inclusions occurs along the southern contact of the main plug, while inclusions of Wolverine Creek metamorphic rocks occur along the northern contact and bleached diorite inclusions occur along the eastern contact of the main plug. Strong potassic alteration locally destroys primary textures.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Higher grades occur in the breccias and gradually decrease outwards from the contact zones towards the centre of the stock and outward into the granitoids and schists. The main mineralized settings are:

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Leached Cap Mineralization (CAP) – This oxidized zone is gold-enriched and copper-depleted due to supergene alteration processes and has a lower specific gravity relative to the supergene zone. Weathering has replaced most minerals with clay which is most intense at the surface and decreases with depth.

•

Supergene Oxide Mineralization (SOX) – This zone is copper-enriched, with trace molybdenite. It generally occurs as a thin layer above the Supergene Sulphide zone. Where present, the supergene oxide zone averages 10 m thick and locally contains chalcanthite, malachite, brochantite, minor azurite, tenorite, cuprite, and neotocite.

•

Supergene Sulphide Mineralization (SUS) – Supergene copper mineralization occurs as a weathered zone up to 200 m deep, below the leached cap and above the Hypogene zone. It has an average thickness of 60 m. Grades of the Supergene sulphide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote leaching and chalcocite precipitation. The copper grades of the Supergene Sulphide zone are almost double those of the Hypogene zone (0.43% Cu versus 0.23% Cu).

•

Hypogene Mineralization – Hypogene mineralization occurs throughout the various alteration zones of the Casino Porphyry deposit, as mineralized stock-work veins and breccias and represents the “original” mineralized setting. Significant Cu-Mo mineralization is related to the potassically-altered breccia surrounding the core Patton Porphyry, as well as in the adjacent phyllically-altered host rocks of the Dawson Range Batholith. The pyrite halo of this mineralization is host to the highest Cu values on the property.

1.4	Deposit Type

The Casino deposit is best classified as a calc-alkalic porphyry type deposit associated with a tonalite intrusive stock (the Patton Porphyry). Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Higher grades occur in the contact breccias. Grades gradually decrease inward from the contact zone towards the centre of the stock and outward into the host granitoids and schists. A general zoning of the primary sulphides occurs, with chalcopyrite and molybdenite occurring in the core tonalite and breccias, grading outward into pyrite-dominated mineralization in the surrounding granitoids and schists. Alteration accompanying the sulphide mineralization consists of an earlier phase of potassic alteration and a later overprinting of phyllic alteration. The potassic alteration typically comprises secondary biotite and K-feldspar as pervasive replacement and includes veins and stockworks of quartz and anhydrite veinlets. Phyllic alteration consists of replacements and vein-style sericite and silicification.

The Casino Copper deposit is unusual amongst Canadian porphyry copper deposits in that it has a well-developed enriched secondary supergene blanket of copper mineralization. This is a porphyry model similar to the Escondita deposit in Chile and the Morenci deposit in the southwest United States. Unlike other porphyry deposits in Canada, the Casino deposit’s enriched supergene copper blanket was not eroded by the glacial action of ice sheets during the last ice age. At Casino, weathering during the Tertiary Period leached the copper from the upper 70 m of the deposit and re-deposited it lower in the deposit, forming the Supergene zone. This resulted in a layer-like sequence consisting of an upper leached zone, up to 70 m thick, where all sulphide minerals have been oxidized and copper removed, leaving a bleached, iron oxide leached cap containing residual gold. Beneath the leached cap is a zone up to 100 m thick of secondary copper mineralization, consisting primarily of chalcocite and minor covellite, as well as a thin, discontinuous layer of copper oxide minerals at the upper contact with the leach cap. The copper grades of the enriched, blanket-like zone can be up to twice that of the underlying, unweathered hypogene zone hosting primary copper mineralization. Primary mineralization consists of pyrite, chalcopyrite and lesser molybdenite. The primary copper mineralization is persistent at depth, extending to more than 600 m within the deepest drill holes completed to date.

1.5	Exploration Status

In 2019, CMC carried out a program of infill drilling designed to convert mineralization from the Inferred category, located along the margin of the deposit, into the Indicated category. A total of 72 holes comprising 13,594.63 m of drilling were drilled, logged and sampled in 2019.

1.6	Exploration Procedures

Exploration on the property over its history has included prospecting, geological mapping, multi-element soil geochemistry, magnetic and induced polarization surveys, trenching and drilling. Targets of early drilling on the Casino Deposit were based mainly on coincident copper and molybdenum-in-soil anomalies. Since 1993, with the exception of a Titan TM Survey, exploration in the vicinity of the Casino deposit has focused on drilling on a grid pattern using a core drill with a core diameter primarily of NQ and NTW thickness, with a smaller number of holes drilled with HQ diameter core. The earlier soil sampling and geophysical results, in the vicinity of the Casino Deposit, have all been tested by drilling and shown to be caused by porphyry copper mineralization.

To the west of the Casino deposit, on the recently acquired Canadian Creek Property, exploration utilized grid soil sampling, ground magnetic and induced polarisation surveys to generate targets for trenching and drilling. Initially, the focus of the geochemical and geophysical surveys was to locate porphyry copper mineralization. Subsequent to 2016, the focus of this work switched to the identification of gold mineralization similar to that discovered at nearby Coffee Creek.

Soil sampling west of the Casino Deposit results show a co-incident copper and gold-in-soil anomaly at the 50-ppm Cu and the 15-ppb Au levels respectively, extending approximately 3 km west from the western limits of the Casino deposit. The coincident anomaly has been tested by 16 core holes. The holes closest to the Casino Deposit revealed moderate potassic alteration and strong propylitic alteration. The four closest holes intersected leached cap or incipient leaching, weak supergene enrichment, and hypogene copper-gold-molybdenum mineralization, typical of the outer edges of a porphyry copper- gold-molybdenum deposit. Copper grades are in the 0.03 to 0.07% range, gold grades range from 0.1 to 0.3 g/t and molybdenum values range from 20 – 40 ppm (0.002 to 0.004%). Further, there is a general increase in copper, gold and molybdenum in the Casino B drill holes eastward towards the Casino deposit. These holes are defining the western limits of the Casino deposit system.

Ground magnetic surveying at a line spacing of 100 m was undertaken over the Canadian Creek portion of the Casino Property. The survey detected a number of lineaments, oriented mostly northwest-southeast, though none obviously align with the soil geochemical anomalies. The ground magnetic data shows a trend of magnetic high features extending from the Casino Deposit through the Ana to the Koffee Bowl areas. This west-southwest trend follows the trend of Patton Porphyry dykes extending from the main intrusive complex.

Induced polarization surveys in 1993 and 1996 utilized a pole-dipole array with a spacing of 75 m and an n1 to n4 depth profile. The 2009 survey was a pole-dipole survey using an a spacing of 25 m and an n1 to n6 depth profile. The 2011 pole dipole survey used a spacing of 25 m and an n1 to n8 profile. In general, the surveys used small “a” spacings and have a limit depth search. The survey identified a number of high chargeability anomalies which remain to be tested.

1.7	Mineral Resource Estimate

1.7.1	Mineral Resource

The Mineral Resource for the Casino Project includes Mineral Resources amenable to milling and flotation concentration methods (mill material) and Mineral Resource amenable to heap leach recovery methods (leach material). Table 1-1 presents the Mineral Resource for mill material. Mill material includes the supergene oxide (SOX), supergene sulphide (SUS) and hypogene sulphide (HYP) mineral zones. Measured and Indicated Mineral Resources amount to 2.17 billion tonnes at 0.16% total copper, 0.18 g/t gold, 0.017% moly and 1.4 g/t silver and contained metal amounts to 7.43 billion pounds of copper, 12.7 million ounces gold, 811.6 million pounds of moly and 100.2 million ounces of silver. Inferred Mineral Resource is an additional 1.43 billion tonnes at 0.10% total copper, 0.14 g/t gold, 0.010% moly and 1.2 g/t silver and contained metal amounts to 3.24 billion pounds of copper, 6.4 million ounces of gold, 322.8 million pounds moly and 53.5 million ounces of silver for the Inferred Mineral Resource in mill material.

Table 1-2 presents the Mineral Resource for leach material. Leach material is oxide dominant leach cap (LC) mineralization. The emphasis of leaching is the recovery of gold in the leach cap. Copper grades in the leach cap are low, but it is expected some metal will be recovered. Measured and Indicated Mineral Resources amount to 217.4 million tonnes at 0.03% total copper, 0.25 g/t gold and 1.9 g/t silver and contained metal amounts to 166.5 million pounds of copper, 1.8 million ounces gold and 13.3 million ounces of silver. Inferred Mineral Resource is an additional 31.1 million tonnes at 0.03% total copper, 0.17 g/t gold and 1.7 g/t silver and contained metal amounts to 17.2 million pounds of copper, 200,000 ounces of gold and 1.7 million ounces of silver for the Inferred Mineral Resource in leach material.

Table 1-3 presents the Mineral Resource for combined mill and leach material for copper, gold, and silver. Measured and Indicated Mineral Resources amount to 2.39 billion tonnes at 0.14% total copper, 0.19 g/t gold and 1.5 g/t silver. Contained metal amounts to 7.60 billion pounds copper, 14.5 million ounces gold and 113.5 million ounces of silver for Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 1.46 billion tonnes at 0.10% total copper, 0.14 g/t gold and 1.2 g/t silver. Contained metal amounts to 3.26 billion pounds of copper, 6.6 million ounces of gold and 55.2 million ounces of silver for the Inferred Mineral Resource. The Mineral Resource for moly is as shown with mill material since it will not be recovered for leach material.

The Mineral Resources are based on a block model developed by IMC during June 2020. This updated model incorporated the 2019 Western Copper drilling and updated geologic models. It also includes some 2010 through 2012 Western Copper drilling that was not available for the previous Mineral Resource estimate done in 2010.

The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate “reasonable prospects for eventual economic extraction” to meet the definition of Mineral Resources in NI 43-101.

Table 1-1: Mineral Resource for Mill Material at C$5.70 NSR Cutoff

Resource Class	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq %	Copper (mlbs)	Gold (moz)	Moly (mlbs)	Silver (moz)
Measured	145.3	38.08	0.31	0.40	0.025	2.1	0.74	985.8	1.9	80.6	9.8
Indicated	2,028.0	19.10	0.14	0.17	0.016	1.4	0.33	6,448.5	10.9	731.0	90.4
M+I	2,173.3	20.37	0.16	0.18	0.017	1.4	0.36	7,434.3	12.7	811.6	100.2
Inferred	1,430.2	14.50	0.10	0.14	0.010	1.2	0.24	3,240.4	6.4	322.8	53.5

Table 1-2: Mineral Resource for Leach Material at C$5.46 NSR Cutoff

Resource Class	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (mlbs)	Gold (moz)	Silver (moz)
Measured	37.2	19.72	0.05	0.45	2.8	0.48	39.3	0.5	3.3
Indicated	180.2	9.54	0.03	0.21	1.7	0.23	127.2	1.2	10.0
M+I	217.4	11.28	0.03	0.25	1.9	0.27	166.5	1.8	13.3
Inferred	31.1	7.60	0.03	0.17	1.7	0.18	17.2	0.2	1.7

Table 1-3: Mineral Resource for Copper, Gold, and Silver (Mill and Leach)

Resource Class	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper (mlbs)	Gold (moz)	Silver (moz)
Measured	182.4	34.34	0.25	0.41	2.2	1,025.1	2.4	13.1
Indicated	2,208.3	18.32	0.14	0.17	1.4	6,575.6	12.1	100.5
M+I	2,390.7	19.54	0.14	0.19	1.5	7,600.7	14.5	113.5
Inferred	1,461.3	14.35	0.10	0.14	1.2	3,257.6	6.6	55.2

Notes:

1.	The Mineral Resources have an effective date of 3 July 2020 and the estimate was prepared using the definitions in CIM Definition Standards (10 May 2014).

2.	All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	Mineral Resources for leach material are based on prices of US$2.75/lb copper, US$1,500/oz gold and US$18/oz silver.

5.	Mineral Resources for mill material are based on prices of US$2.75/lb copper, US$1,500/oz gold, US$18/oz silver, and US$11.00/lb moly.

6.	Mineral Resources are based on NSR Cutoff of C$5.46/t for leach material and C$5.70/t for mill material.

7.	NSR value for leach material is as follows:

NSR (C$/t) = $12.65 x copper (%) + $41.55 x gold (g/t) + $0.191 x silver (g/t), based on copper recovery of 18%, gold recovery of 66% and silver recovery of 26%.

8.	NSR value for hypogene sulphide mill material is:

NSR (C$/t) = $60.18 x copper (%) + $41.01 x gold (g/t) + $214.94 x moly (%) + $0.355 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 50% silver and 78.6% moly.

9.	NSR value for supergene (SOX and SUS) mill material is:

NSR (C$/t) = $65.27 x recoverable copper (%) + $42.87 x gold (g/t) + $142.89 x moly (%) + $0.425 x silver (g/t), based on recoveries of 69% gold, 60% silver and 52.3% moly. Recoverable copper = 0.94 x (total copper – soluble copper).

10.	Table 14-6 accompanies this Mineral Resource statement and shows all relevant parameters.

11.

Mineral Resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the Mineral Resource.

12.	AuEq and CuEq values are based on prices of US$2.75/lb copper, US$1,500/oz gold, US$18/oz silver, and US$11.00/lb moly, and account for all metal recoveries and smelting/refining charges.

Sensitivity to NSR Cutoff

Table 1-4 shows resources at varying NSR Cutoffs for mill material. All tabulations are contained by the constraining pit shell used for the base case Mineral Resource at C$5.70 per tonne (highlighted). Increasing the NSR Cutoff by 40% to C$8/t has only a modest effect on the size of the Mineral Resource amenable to milling, decreasing resource tonnes by 6% and the contained copper and gold by 1.6% and 2.6% respectively. Table 1-5 shows resources at varying NSR Cutoffs for leach material. Again, all tabulations are contained by the constraining pit shell used for the base case Mineral Resource. The base case resource at an NSR Cutoff of C$5.46 per tonne is highlighted. Increasing the NSR Cutoff of leach material to C$8/t only reduces the contained gold by 20%.

Table 1-4: Mineral Resource – Mill Material by Various NSR Cutoffs (C$)

NSR Cog ($/t)	Resource Category	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)	Copper (mlbs)	Gold (moz)	Moly (mlbs)	Silver (moz)
5.70	Measured Indicated M+I Inferred	145.3 2,028.0 2,173.3 1,430.2	38.08 19.10 20.37 14.50	0.31 0.14 0.15 0.10	0.40 0.17 0.18 0.14	0.025 0.016 0.017 0.010	2.1 1.4 1.4 1.2	0.74 0.33 0.36 0.24	986.5 6,438.2 7,424.7 3,247.6	1.9 10.8 12.7 6.4	80.7 733.2 813.9 324.8	9.8 90.6 100.4 53.3
8	Measured Indicated M+I Inferred	144.6 1,898.4 2,043.0 1,181.0	38.22 19.93 21.22 16.11	0.31 0.15 0.16 0.12	0.40 0.17 0.19 0.15	0.025 0.017 0.018 0.012	2.1 1.4 1.5 1.2	0.74 0.34 0.37 0.27	985.2 6,319.6 7,304.8 3,020.3	1.9 10.5 12.4 5.7	80.7 724.0 804.7 309.8	9.7 87.3 97.0 47.1
16	Measured Indicated M+I Inferred	139.3 1,182.3 1,321.5 390.0	39.19 24.61 26.15 24.95	0.32 0.19 0.20 0.19	0.41 0.21 0.23 0.21	0.026 0.022 0.023 0.021	2.1 1.7 1.7 1.6	0.76 0.42 0.46 0.42	973.4 4,900.0 5,873.4 1,625.0	1.8 7.8 9.6 2.6	80.1 583.8 664.0 180.6	9.5 64.2 73.8 20.6
30	Measured Indicated M+I Inferred	101.3 229.6 330.9 74.4	44.77 36.14 38.78 39.26	0.36 0.28 0.30 0.32	0.47 0.31 0.36 0.32	0.030 0.032 0.032 0.029	2.3 2.3 2.3 2.4	0.87 0.62 0.70 0.65	799.4 1,402.1 2,201.5 521.3	1.5 2.3 3.8 0.8	67.2 163.0 230.2 47.0	7.6 16.9 24.5 5.6

Table 1-5: Mineral Resource – Leach Material by Various NSR Cutoffs (C$)

NSR Cog ($/t)	Resource Category	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (mlbs)	Gold (moz)	Silver (moz)
5.46	Measured Indicated M+I Inferred	37.2 180.2 217.4 31.1	19.72 9.54 11.28 7.60	0.05 0.03 0.03 0.03	0.45 0.21 0.25 0.17	2.8 1.7 1.9 1.7	0.48 0.23 0.27 0.18	39.3 127.2 166.5 17.2	0.53 1.23 1.76 0.17	3.29 10.03 13.31 1.70
8	Measured Indicated M+I Inferred	35.4 107.3 142.7 10.6	20.36 11.43 13.64 9.84	0.05 0.03 0.03 0.02	0.46 0.26 0.31 0.22	2.8 2.0 2.2 2.3	0.49 0.28 0.33 0.24	38.2 71.0 109.2 4.7	0.53 0.89 1.41 0.08	3.21 6.83 10.04 0.79
12	Measured Indicated M+I Inferred	29.5 36.3 65.8 1.1	22.45 14.76 18.21 12.77	0.05 0.03 0.04 0.01	0.51 0.34 0.41 0.30	3.0 2.4 2.7 1.2	0.54 0.36 0.44 0.31	33.8 24.0 57.8 0.1	0.48 0.39 0.88 0.01	2.88 2.83 5.72 0.04
14	Measured Indicated M+I Inferred	26.6 17.9 44.5 0.0	23.50 16.63 20.73 0.00	0.05 0.03 0.04 0.00	0.54 0.38 0.47 0.00	3.1 2.6 2.9 0.0	0.57 0.40 0.50 0.00	31.0 12.3 43.3 0.0	0.46 0.22 0.68 0.00	2.68 1.52 4.20 0.00

1.9	Conclusions and Recommendations

This study has resulted in an updated Mineral Resource estimate for the Casino Project. Measured and Indicated Mineral Resources amenable to milling have increased about 106% compared to the previous, December 2010, estimate. The increase is due to higher commodity prices and new drilling that converted previous Inferred Mineral Resource to Indicated Mineral Resource.

The Casino deposit also includes a significant Mineral Resource amenable to heap leaching. One possible development path for Casino is to develop the heap leach project as a standalone project to commence development of the deposit.

The most significant risks to the Mineral Resource are related to economic parameters such as prices lower than forecast, recoveries lower than forecast, or costs higher than the current estimates. The mining cost used for the Mineral Resource estimate is based on the assumption the trucks can be fueled with a liquid natural gas (LNG)/diesel fuel mixture at a significant fuel cost reduction compared to diesel fuel alone. If this is not done the mining costs will be significantly higher.

CMC launched a new drilling program in June to build upon the results of the 2019 drilling campaign. The 2020 drilling campaign will consist of 43 drill holes between 150 to 500 m in depth and will target the High Gold Zone, Northern Porphyry, and Canadian Creek Targets identified by the 2019 drilling program. Costs are expected to be $3-5 million.

Upon completion of the drilling campaign, it is recommended that CMC consider developing a new Feasibly Study, the cost of which is expected to be $3-5 million.

After completion of the Feasibility Study, CMC should consider restarting permitting of the project. Permitting costs are variable, but are likely in the $20-30 million range.”

C$25,000,900

17,242,000 Common Shares at C$1.45 per Common Share

WESTERN COPPER AND GOLD CORPORATION

Prospectus Supplement

Cormark Securities Inc.

CIBC World Markets Inc.

November 19, 2020